Exhibit 99.3

PROFOUND MEDICAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023

AND 2022

PRESENTED IN US DOLLARS (000s)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Profound Medical Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Profound Medical Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

March 7, 2024

We have served as the Company’s auditor since 2013.

Profound Medical Corp.

Consolidated Balance Sheets

As at December 31, 2023 and 2022

In USD (000s)

	2023	2022
	$	$
Assets

Current assets
Cash	26,213	46,517
Trade and other receivables (note 4)	7,288	6,344
Inventory (note 5)	6,989	7,941
Prepaid expenses and deposits	1,406	1,222
Total current assets	41,896	62,024

Property and equipment (note 6)	909	899
Intangible assets (note 7)	490	680
Right-of-use assets (note 8)	616	818

Total assets	43,911	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,282	2,033
Deferred revenue	721	471
Long-term debt (note 9)	2,104	523
Provisions	—	58
Derivative financial instrument (note 9)	—	563
Lease liabilities (note 10)	259	239
Income taxes payable	—	298
Total current liabilities	6,366	4,185

Deferred tax liability (note 16)	59	—
Long-term debt (note 9)	5,000	6,651
Deferred revenue	728	764
Lease liabilities (note 10)	578	817

Total liabilities	12,731	12,417

Shareholders’ Equity

Share capital (note 11)	217,393	205,825
Contributed surplus	19,687	18,704
Accumulated other comprehensive income	12,031	16,837
Deficit	(217,931)	(189,362)

Total Shareholders’ Equity	31,180	52,004

Total Liabilities and Shareholders’ Equity	43,911	64,421

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2023 and 2022

In USD (000s)

	2023	2022
	$	$
Revenue (note 13)
Recurring - non-capital	6,806	4,677
Capital equipment	393	2,004
	7,199	6,681
Cost of sales (note 14)	2,817	3,660
Gross profit	4,382	3,021

Operating expenses (note 14)
Research and development	14,377	14,690
General and administrative	9,168	9,465
Selling and distribution	9,453	8,468
Impairment of goodwill (note 7)	—	2,524
Total operating expenses	32,998	35,147

Operating loss	28,616	32,126

Net finance expense (income) (note 15)	81	(3,744)

Loss before income taxes	28,697	28,382

Income tax (recovery) expense (note 16)	(187)	287
Deferred tax expense (note 16)	59	—

Net loss attributed to shareholders for the year	28,569	28,669

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	4,806	(12,091)

Net loss and comprehensive loss for the year	33,375	16,578

Loss per share (note 17)
Basic and diluted loss per common share	1.35	1.38

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023 and 2022

In USD (000s)

				Accumulated
				other
		Share	Contributed	comprehensive
	Number	capital	surplus	income	Deficit	Total
	of shares	$	$	$	$	$
Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the year	—	—	—	—	(28,669)	(28,669)
Cumulative translation adjustment – net of tax of $nil	—	(15,229)	(1,228)	12,091	—	(4,366)
Exercise of share options	40,542	443	(180)	—	—	263
Vesting of RSUs	62,738	1,032	(1,032)	—	—	—
Share-based compensation (note 12)	—	—	4,158	—	—	4,158
Balance – December 31, 2022	20,879,497	205,825	18,704	16,837	(189,362)	52,004

Net loss for the year	—	—	—	—	(28,569)	(28,569)
Cumulative translation adjustment – net of tax of $nil	—	6,103	(654)	(4,806)	—	643
Exercise of share options	33,799	403	(158)	—	—	245
Exercise of warrants	285,138	4,223	(986)	—	—	3,237
Vesting of RSUs	162,131	704	(704)	—	—	—
Vesting of DSUs	10,000	135	(135)	—	—	—
Change in terms of DSUs (note 12)	—	—	203	—	—	203
Share-based compensation (note 12)	—	—	3,417	—	—	3,417
Balance – December 31, 2023	21,370,565	217,393	19,687	12,031	(217,931)	31,180

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

In USD (000s)

	2023	2022
	$	$
Operating activities
Net loss for the year	(28,569)	(28,669)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 6)	727	672
Amortization of intangible assets (note 7)	202	704
Depreciation of right-of-use assets (note 8)	217	228
Share-based compensation (note 12)	3,417	4,238
Interest and accretion expense (note 15)	770	174
Deferred revenue	187	(27)
Change in fair value of derivative financial instrument (note 15)	232	275
Net change in amortized cost of trade and other receivables (note 4)	146	(290)
Impairment of goodwill (note 7)	—	2,524
Changes in non-cash working capital balances
Trade and other receivables	(956)	(1,424)
Prepaid expenses and deposits	(158)	(157)
Inventory	353	(1,864)
Accounts payable and accrued liabilities	1,356	(566)
Deferred tax liability	58	—
Provisions	—	(24)
Income taxes payable	(299)	311
Foreign exchange on cash	20	(1,905)
Net cash flow used in operating activities	(22,297)	(25,800)

Financing activities
Proceeds from long-term debt (note 9)	—	7,273
Long-term debt transaction costs (note 9)	—	(149)
Payment of long-term debt (note 9)	(912)	(44)
Proceeds from share options exercised	245	263
Proceeds from warrants exercised	2,423	—
Payment of lease liabilities (note 10)	(292)	(312)
Total cash from financing activities	1,464	7,031

Net change in cash during the year	(20,833)	(18,769)
Foreign exchange on cash	529	(1,866)
Cash – Beginning of year	46,517	67,152
Cash – End of year	26,213	46,517

Supplemental cash flow information:

Interest paid, included in financing activities	669	43
Income taxes paid, included in operating activities	160	55

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

1      Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, Canada, L4W 5K5.

2       Summary of material accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). The Board of Directors approved these consolidated financial statements on March 7, 2024. These consolidated financial statements comply with IFRS Accounting Standards.

Summary of material accounting policies

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The wholly owned subsidiaries are consolidated from the date control is obtained. All intercompany transactions, balances, income and expenses on transactions with the subsidiaries are fully eliminated.

These consolidated financial statements include the following wholly owned subsidiaries: Profound Medical Inc. (Canada), Profound Medical Oy (Finland), Profound Medical GmbH (Germany), Profound Medical (U.S.) Inc. (United States), Profound Medical Technology Services (Beijing) Co., Ltd. (China) and 2753079 Ontario Inc. (Canada).

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the chief executive officer.

Foreign currency translation

The Company has a functional currency of Canadian dollars and the functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. Where the Company’s presentation currency of US dollars differs from the functional currency of a subsidiary, the assets, liabilities and equity of the subsidiary are translated from the functional currency into the presentation currency at the exchange rates as at the reporting date. The income and expenses of the subsidiaries are translated at rates approximating the exchange rates at the dates of the transactions. Exchange differences arising on the translation of the financial statements of the Company’s subsidiaries are recognized in other comprehensive (income) loss.

(1)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

Foreign currency transactions are translated into the functional currency of the Company or its subsidiaries, using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss and comprehensive loss, within net finance income.

Financial assets

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss); and
●	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. The Company does not currently have any assets measured subsequently at fair value.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Trade and other receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 12 months and are therefore generally classified as current. Trade and other receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

The Company reviews its expected cash flows from trade and other receivables and when the receivable extends beyond one year, the amortized cost is calculated using management’s estimate of the cash flow timing and amounts. These amounts are continually re-assessed and adjustments are made when necessary.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9 Financial Instruments (IFRS 9), which requires lifetime expected credit losses to be recognized at the time of initial recognition of the receivables.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the first-in, first-out method for finished goods and weighted average cost for raw materials.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the year in which they are incurred.

(2)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The major categories of property and equipment are depreciated on a straight-line basis as follows:

Furniture and fittings	5 years
Equipment under lease	2 years
Leasehold improvements	over the term of the lease

Residual values, methods of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Identifiable intangible assets

The Company’s intangible assets are stated at cost, less accumulated amortization and are amortized on a straight-line basis in the consolidated statements of loss and comprehensive loss over their estimated useful lives.

The major categories of intangible assets are amortized as follows:

Exclusive licence agreement	20 years
Software	5 years
Brand	5 years
Proprietary technology	5 years

Impairment of non-financial assets

Property and equipment, right-of-use assets and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flow CGUs.

The recoverable amount is the higher of an asset’s fair value, less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company before the end of the financial year, which are unpaid. Accounts payable and accrued liabilities are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

Long-term debt is initially recognized at fair value, net of transaction costs incurred. Long-term debt is subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statements of loss and comprehensive loss over the period of the long-term debt using the effective interest method.

Long-term debt is removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognized in the consolidated statements of loss and comprehensive loss within net finance income.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(3)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. Lease terms range from three to ten years for offices. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Revenue

To determine revenue recognition for arrangements the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The Company derives its revenues primarily from the lease and sale of medical devices and the sale of certain one-time-use devices. Capital equipment consists of one-time revenue for the sale of capital equipment including installation fees. Recurring - non-capital revenue consists of the sale of one-time-use devices, lease of medical devices, procedures and services associated with extended warranties. Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the consideration to which it expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Cost of sales

Cost of sales primarily includes the cost of finished goods, depreciation of equipment under lease, inventory provisions, royalties, warranty expense, freight and direct overhead expenses necessary to acquire or manufacture the finished goods.

(4)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the differences between the tax basis and carrying amounts of assets and liabilities, for operating losses and for tax credit carry-forwards. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws.

Share-based compensation

The Company grants share options periodically to certain employees, directors, officers and advisers.

Options currently outstanding vest over four years and have a contractual life of ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period using the graded vesting method by increasing contributed surplus based on the number of awards expected to vest.

The Company has a long-term incentive plan (LTIP). For each Restricted Share Unit (RSU) and Deferred Share Unit (DSU) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Profound common share at the date of grant based on the number of RSUs and DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for share-based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Share-based compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest, for RSUs or DSUs anticipated to be cash settled and changes in the market value of Profound common shares. The effect of these changes is recognized in the period of the change. Vested RSUs and DSUs are settled either in Profound common shares or in cash or a combination thereof at the discretion of the Company.

Research and development costs

Research costs are charged to expense as incurred. Development costs are capitalized and amortized when the criteria for capitalization are met, otherwise they are expensed as incurred. No development costs have been capitalized to date.

Clinical trial expenses result from obligations under contracts with vendors, consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company. The appropriate level of clinical trial expenses is reflected in the Company’s consolidated financial statements by matching period expenses with period services and efforts expended. These expenses are recorded according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the clinical trial. Clinical trial accrual estimates are determined through discussions with internal clinical personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. Service provider status is then compared to the contractually obligated fees to be paid for such services. During the course of a clinical trial, the Company may adjust the rate of clinical expense recognized if actual results differ from management’s estimates.

Loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

(5)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

Accounting standards adopted during the year

Beginning on January 1, 2023, the Company adopted certain IFRS Accounting Standards and amendments. The nature and the effect of these changes are disclosed below:

Disclosure initiative – accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2)

Beginning on January 1, 2023, the Company adopted the amendments to IAS 1 Presentation of financial statements (IAS 1) and IFRS Practice Statement 2 Making Materiality Judgements. These amendments help companies provide useful accounting policy disclosures and requires the disclosure of material accounting policy information rather than disclosing significant accounting policies. The adoption of these amendments did not have a material impact on the consolidated financial statements.

Definition of accounting estimates (Amendments to IAS 8)

Beginning on January 1, 2023, the Company adopted the amendments to IAS 8 Accounting policies, changes in accounting estimates and errors. These amendments show how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the amendments did not have a material impact on the consolidated financial statements.

International tax reform—Pillar Two model rules (Amendments to IAS 12)

Beginning on January 1, 2023, the Company adopted amendments to IAS 12 Income Taxes. This introduced a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes and targeted disclosure requirements for affected entities. The adoption of the amendments did not have a material impact on the consolidated financial statements.

Accounting pronouncements issued but not yet effective

Classification of liabilities as current or non-current (Amendments to IAS1)

This amendment addresses inconsistencies with how entities classify current and non-current liabilities. It serves to address whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the consolidated balance sheets. The amendment is effective for the Company starting on January 1, 2024. The adoption of the amendments is not expected to have a material impact on the consolidated financial statements.

Non-current liabilities with covenants (Amendments to IAS1)

This amendment aims to improve the information an entity provides when its rights to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period. The amendment is effective for the Company starting on January 1, 2024. The adoption of the amendments is not expected to have a material impact on the consolidated financial statements.

Other IFRS Accounting Standards and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the consolidated financial statements and none have been early adopted.

3       Critical accounting estimates and judgments

Critical accounting estimates

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed as follows:

●	Trade and other receivables

The key judgements and estimates used in determining the amortized cost for trade and other receivables are the estimated collection period and the discount rate applied to the cash flow projections (note 4).

(6)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

4       Trade and other receivables

The trade and other receivables balance comprises the following:

	2023	2022
	$	$

Trade receivables, gross	7,145	5,980
Loss allowance (note 18)	(76)	—
Less amortized cost adjustment	(315)	(143)
Trade receivables, net	6,754	5,837
Tax receivables	414	494
Other receivables	120	13
Total trade and other receivables	7,288	6,344

Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At December 31, 2023 there were $648 of trade receivables that were past due (2022 - $nil).

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to access to customer locations, certain gross trade receivables totalling $3,737 are expected to have a longer repayment term due to the payment term being based on installation of the device. The revised future cash flows have been used to calculate amortized cost. The Company recognized $146 net interest expense for the year ended December 31, 2023 (2022 – $290 interest income) as a result of this adjustment.

5      Inventory

	2023	2022
	$	$

Finished goods	4,646	5,455
Raw materials	2,351	2,491
Inventory provision	(8)	(5)
Total inventory	6,989	7,941

During the year ended December 31, 2023, $2,424 (2022 - $2,101) of inventory was recognized in cost of sales. The Company increased its inventory provision by $3 during the year ended December 31, 2023 (2022 – $2). There were no other inventory write-downs charged to cost of sales during the year ended December 31, 2023 (2022 -$nil).

(7)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

6       Property and equipment

	Leasehold	Equipment
	improvements	under lease	Total
	$	$	$

Year ended December 31, 2022
Opening net book value	286	502	788
Additions	—	800	800
Foreign exchange	(15)	(2)	(17)
Depreciation	(59)	(613)	(672)
Closing net book value	212	687	899

At December 31, 2022
Cost	542	1,835	2,377
Accumulated depreciation	(330)	(1,148)	(1,478)
Net book value	212	687	899

Year ended December 31, 2023
Opening net book value	212	687	899
Additions	—	733	733
Foreign exchange	3	1	4
Depreciation	(57)	(670)	(727)
Closing net book value	158	751	909

At December 31, 2023
Cost	542	2,583	3,125
Accumulated depreciation	(384)	(1,832)	(2,216)
Net book value	158	751	909

(8)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

7      Intangible assets

	Exclusive
	licence		Proprietary
	agreement	Software	technology	Brand	Total
	$	$	$	$	$

Year ended December 31, 2022
Opening net book value	165	770	417	83	1,435
Foreign exchange	(5)	(32)	(10)	(4)	(51)
Amortization	(25)	(193)	(407)	(79)	(704)
Closing net book value	135	545	—	—	680

As at December 31, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(96)	(433)	(3,456)	(681)	(4,666)
Net book value	135	545	—	—	680

Year ended December 31, 2023
Opening net book value	135	545	—	—	680
Foreign exchange	3	9	—	—	12
Amortization	(21)	(181)	—	—	(202)
Closing net book value	117	373	—	—	490

As at December 31, 2023
Cost	231	978	3,456	681	5,346
Accumulated amortization	(114)	(605)	(3,456)	(681)	(4,856)
Net book value	117	373	—	—	490

The Company has a licence agreement (the licence) with Sunnybrook Health Sciences Centre (Sunnybrook), pursuant to which Sunnybrook licenses to the Company certain intellectual property and exclusively licenced-in rights that enable the Company to use Sunnybrook’s technology for MRI-guided trans-urethral ultrasound therapy. The Company has the option to acquire rights to improvements to the relevant technology and intellectual property. If the Company fails to comply with any of its obligations or otherwise breaches this agreement, Sunnybrook may have the right to terminate the licence.

Impairment of Goodwill - Sonalleve MR-HIFU CGU impairment test for the year ended December 31, 2022

In accordance with the Company’s accounting policy, the carrying value of goodwill is assessed annually as well as assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment. When there is an indicator of impairment of non-current assets within a CGU or group of CGUs containing goodwill, the Company tests the non-current assets for impairment first and recognizes any impairment loss on goodwill before applying any remaining impairment loss against the non-current assets within the CGU.

The Company completed its annual goodwill impairment testing on the goodwill related to the Sonalleve MR-HIFU CGU, which comprises all of the goodwill of the Company, on December 31, 2022. The recoverable amount of the Sonalleve MR-HIFU CGU was calculated using fair value less costs of disposal (FVLCD).

The calculation of the recoverable amount of the Sonalleve MR-HIFU CGU was determined using discounted cash flow projections based on financial forecasts approved by management covering a four-year period (Level 3 of the fair value hierarchy) and a terminal growth assumption of 2%. The key assumptions and estimates used in determining the FVLCD are related to revenue and EBITDA assumptions, dependent on economic conditions and other events which are based on the financial forecast and assumed growth rates and the discount rate of 18% applied to the cash flow projections.

(9)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

As the return to business in China continued to be delayed as a result of actions outside of the control of management, including government restrictions impacting the re-opening of hospitals and clinics and delays in the vaccine roll out, management’s estimates of operating results and further cash flows for the forecasted periods have been negatively impacted. As a result of the impairment test performed, it was determined that the goodwill was impaired and the Company recognized an impairment of $2,524 during the year ended December 31, 2022, representing all of the Company’s goodwill. There were no other non-current assets allocated to the Sonalleve MR-HIFU CGU and therefore the impairment was only related to the remaining goodwill. No reasonable change in assumptions would change the outcome of the impairment test.

Goodwill	$
As at January 1, 2022	2,689
Foreign exchange	(165)
Impairment	(2,524)
As at December 31, 2022	—

8     Right-of-use assets

Leased
premises
$

Year ended December 31, 2022
Opening net book value	1,116
Foreign exchange	(70)
Depreciation	(228)
Closing net book value	818

As at December 31, 2022
Cost	1,679
Accumulated depreciation	(861)
Net book value	818

Year ended December 31, 2023
Opening net book value	818
Foreign exchange	15
Depreciation	(217)
Closing net book value	616

As at December 31, 2023
Cost	1,679
Accumulated depreciation	(1,063)
Net book value	616

The Company leases office premises in Mississauga, Canada. The lease agreement ends on September 30, 2026 with the rights to extend for another 5 years, which is not reasonably certain.

(10)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

9     Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2% (CIBC Loan). The Company was required to make interest only payments until October 31, 2023 and monthly repayments of C$208 plus accrued interest commenced on October 31, 2023. All obligations of the Company under the CIBC Loan are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries. Initially, the Company had financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six-month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis.

On September 26, 2023 an amendment to the CIBC Loan resulted in a change to the financial covenants. The amended covenants are that unrestricted cash must at all times be greater of: (i) to the extent EBITDA is negative for such period, EBITDA for the most recent nine-month period and (ii) $7,500, reported on a monthly basis; and that recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is in compliance with these financial covenants as at December 31, 2023. Future compliance with the financial covenants included in the CIBC Loan is dependent upon achieving certain revenue, EBITDA, and anticipated cash levels.

	2023	2022
	$	$

Balance – Beginning of year	7,174	—
Proceeds received, net	—	7,124
Fair value of warrants	—	(129)
Interest and accretion expense	727	115
Foreign exchange	115	108
Repayment	(912)	(44)
Balance – End of year	7,104	7,174
Less: Current portion	2,104	523
Long-term portion	5,000	6,651

In connection with this term loan agreement on November 3, 2022, the Company also issued 47,287 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$5.29 per common share until the date that is 10 years from the closing of the term loan agreement, with a cashless exercise feature (note 11). The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance income on the consolidated statements of loss and comprehensive loss. On June 14, 2023, all of the outstanding warrants were exercised resulting in the issuance of 34,537 common shares. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants on June 14, 2023, the date of exercise, was $568 (December 31, 2022 - $418) and this amount was transferred from derivative financial instrument to common shares. The variables used to determine the fair values are as follows:

	June 14,			December 31,
	2023			2022

Share price	C$	19.16		C$	14.48
Volatility		70%			70%
Expected life of warrants		6.4	years		6.9	years
Risk free interest rate		3.52%			3.30%
Dividend yield		—			—

(11)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

In connection with the July 30, 2018 CIBC term loan agreement which was previously repaid, the Company issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of C$9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within net finance income on the interim condensed consolidated statements of loss and comprehensive loss. On June 14, 2023, all of the outstanding warrants were exercised resulting in the issuance of 16,266 common shares. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued and is considered level 2 in the fair value hierarchy. The estimated fair value of the warrants on June 14, 2023, the date of exercise, was $227 (December 31,2022 - $145) and this amount was transferred from derivative financial instrument to common shares. The variables used to determine the fair values are as follows:

	June 14,			December 31,
	2023			2022

Share price	C$	19.60		C$	14.48
Volatility		80%			84%
Expected life of warrants		0.1	years		0.6	years
Risk free interest rate		4.52%			4.07%
Dividend yield		—			—

10     Lease liabilities

$

As at January 1, 2022	1,377
Repayments	(312)
Foreign exchange	(68)
Interest and accretion expense	59
As at December 31, 2022	1,056
Repayments	(292)
Foreign exchange	30
Interest and accretion expense	43
As at December 31, 2023	837
Less: Current portion	259
Long-term portion	578

11     Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	2023	2022
	$	$

21,370,565 (2022 – 20,879,497) common shares	217,393	205,825

On September 6, 2023, the Company entered into an at-the-market equity program (ATM Program), under which the Company may from time to time in its sole discretion, issue and sell through its securities dealers acting as agents up to $30,000 of common shares. Through December 31, 2023, the Company has not issued any common shares of the Company under the ATM Program.

(12)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

Subsequent to year end, on January 2, 2024, the Company closed a public offering, resulting in the issuance of 2,666,667 common shares at a price of $7.50, for gross proceeds of $20,000 ($18,238, net of transaction costs).

On January 16, 2024, the Company closed a non-brokered private placement, resulting in the issuance of 391,667 common shares at a price of $7.50, for gross proceeds of $2,938 ($2,841, net of transaction costs).

Warrants

A summary of warrants outstanding is shown below:

			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number of	price	life
	warrants	C$	(years)

Balance – January 1, 2022	724,983	13.81	1.23
Granted	47,287	5.29	9.80
Balance – December 31, 2022	772,270	13.29	0.82
Expired	(458,477)	14.00	—
Exercised	(313,793)	13.48	—
Balance – December 31, 2023	—	—	—

12    Share-based payments

Share options

Effective May 20, 2020, the Company adopted amendments to the share option plan (the Share Option Plan). The maximum number of common shares reserved for issuance under the share option plan and the long term incentive plan is 2,778,173 common shares or such other number as may be approved by the holders of the voting shares of the Company. As at December 31, 2023, 1,474,809 (2022 – 1,511,773) options are outstanding. Each share option granted allows the holder to purchase one common share, at an exercise price not less than the lesser of the closing trading price of the common shares on the TSX (or other exchange where the common shares are listed), on the date a share option is granted and the volume-weighted average price of the common shares for the five trading days immediately preceding the date the share option is granted. Share options granted under the Share Option Plan generally have a maximum term of ten years and vest over a period of up to four years.

(13)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

A summary of the share option changes during the year presented and the total number of share options outstanding as at those dates are set forth below:

		Weighted
		average
		exercise
	Number	price
	of options	C$

Balance – January 1, 2022	2,092,596	16.90
Granted	29,200	9.65
Exercised	(40,542)	8.45
Forfeited/expired	(569,481)	17.49
Balance – December 31, 2022	1,511,773	16.07
Granted	59,300	15.42
Exercised	(33,799)	9.86
Forfeited/expired	(62,465)	16.13
Balance – December 31, 2023	1,474,809	16.19

The Company estimated the fair value of the share options granted during the year using the Black-Scholes option pricing model with the weighted average assumptions below.

	March 22,			June 12,			September 8,			November 16,
	2023			2023			2023			2023

Exercise price	C$	13.39		C$	19.87		C$	12.38		C$	12.41
Expected volatility		70%			70%			69%			70%
Expected life of options		6	years		6	years		6	years		6	years
Risk-free interest rate		3.38%			3.22%			3.71%			4.16%
Dividend yield		—			—			—			—
Number of share options issued		13,900			23,450			7,650			14,300

	August 15,			December 20,
	2022			2022

Exercise price	C$	9.20		C$	12.46
Expected volatility		68%			71%
Expected life of options		6	years		6	years
Risk-free interest rate		2.76%			2.95%
Dividend yield		—			—
Number of share options issued		25,200			4,000

(14)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The following table summarizes information about the share options outstanding as at December 31, 2023:

		Weighted
		average
	Number of	remaining	Number of
Exercise price	options	contractual	options
C$	outstanding	life (years)	exercisable

8.01 – 10.00	317,609	5.30	314,535
10.01 – 12.00	109,534	4.23	109,534
12.01 – 14.00	37,650	8.02	9,050
14.01 – 16.00	142,456	3.43	133,759
16.01 – 18.00	421,889	6.40	376,252
18.01 – 20.00	21,700	9.45	—
20.01 – 22.00	300	6.63	248
22.01 – 24.00	411,871	7.38	266,951
24.01 – 26.00	1,800	6.90	1,373
28.01 – 30.00	10,000	7.20	6,879
	1,474,809	6.08	1,218,581

Compensation expense related to share options for the year ended December 31, 2023 was $1,211 (2022 - $2,514).

Long-term incentive plan

Effective May 17, 2023, the Company adopted the amended long term incentive plan (the LTIP). The LTIP is an incentive-based equity compensation plan that provides for the grant of restricted share units (the RSUs) and deferred share units (the DSUs, together with the RSUs, the Units). The maximum number of units which may be reserved for issuance under this LTIP in respect of grants of RSUs and DSUs shall not exceed 4.9% of the issued and outstanding common shares on a non-diluted basis, provided that, the maximum number of shares which may be reserved for issuance pursuant to all of the Company’s security-based compensation arrangements shall not in the aggregate exceed 13% of the issued and outstanding common shares on a non-diluted basis. The Company may grant Units to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP. The number of Units granted at any particular time will be calculated by dividing the dollar amount of such grant by the market value of a common share on the applicable grant date, which is equal to the volume weighted average trading price of all common shares traded on the TSX (or other exchange where the Common Shares are listed) for the five trading days immediately preceding such date. RSUs and DSUs granted under the LTIP vest over a period of up to three years.

Share-based compensation expense related to the LTIP for the year ended December 31, 2023, was $2,206 (2022 - $1,724). During the year ended December 31, 2023, the Company authorized for issuance under the LTIP a total of 235,500 RSUs and 25,000 DSUs with market prices of C$12.38 and with vesting terms over 3 years.

(15)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

A summary of the RSU changes during the year are set forth below:

		Weighted
		average
		remaining
	Number of	contractual
	RSUs	life (years)

Balance – January 1, 2022	232,317	2.45
Granted	385,083	3.00
Vested	(62,738)	—
Forfeited	(110,801)	2.14
Balance – December 31, 2022	443,861	2.38
Granted	235,500	3.00
Vested	(162,131)	—
Forfeited	(23,834)	1.56
Balance – December 31, 2023	493,396	1.99

Effective May 17, 2023, the Company adopted the approval of revision to the amended LTIP. Previously, vested DSUs were settled either in common shares or in cash or a combination thereof at the discretion of the holder and were classified as a cash-settled liability. Under the amended LTIP, vested DSUs are settled either in common shares or in cash or a combination thereof at the discretion of the Company. The change in terms resulted in the DSUs being classified as equity settled and the effect of this change was recognized in the current period resulting in a reclassification between accounts payable and accrued liabilities and contributed surplus of $203.

A summary of the DSU changes during the year are set forth below:

Number of
DSUs

Balance - January 1, 2022	—
Granted	60,000
Balance - December 31, 2022	60,000
Granted	25,000
Vested	(10,000)
Balance - December 31, 2023	75,000

13    Revenue

	Year ended December 31,
	2023			2022
	$			$
	Contracts			Contracts
	with			with
	customers	Leasing	Total	customers	Leasing	Total

Recurring - non-capital	5,506	1,300	6,806	3,967	710	4,677
Capital equipment	393	—	393	2,004	—	2,004
	5,899	1,300	7,199	5,971	710	6,681

(16)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

14     Nature of expenses

	2023	2022
	$	$

Production and manufacturing costs	873	2,397
Salaries and benefits	15,011	14,942
Consulting fees	5,820	4,146
Research and development expenses	2,977	2,839
Impairment of goodwill	—	2,524
Sales and marketing expenses	2,199	1,711
Amortization and depreciation	1,146	1,604
Share-based compensation	3,417	4,238
Rent	715	496
Software/hardware	585	1,003
Insurance	1,400	1,239
Office and shop supplies	279	683
Other expenses	1,317	985
Expected credit loss (note 4)	76	—
	35,815	38,807

15    Net finance (income) costs

	2023	2022
	$	$

Change in fair value of derivative financial instrument	232	275
Lease liability interest expense (note 10)	43	59
Interest income	(1,642)	(803)
Net change for amortized cost of trade and other receivables (note 4)	146	(290)
CIBC loan interest expense (note 9)	727	115
Net foreign exchange loss (gain)	575	(3,100)
	81	(3,744)

16     Income taxes

Income tax expense differs from the tax recovery amount that would be obtained by applying the statutory income tax rate to the respective year’s loss before income taxes as follows:

	2023	2022
	$	$

Loss before income taxes	28,697	28,382

Recovery based on combined federal and provincial statutory rate of 26% (2022 – 25.48%)	(7,461)	(7,232)
Permanent differences	652	1,082
Change in deferred tax assets not recognized	6,929	6,440
Effect of tax rates in foreign jurisdictions	(248)	(3)
Net income tax (recovery) expense	(128)	287

(17)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The Company’s income tax provision is allocated as follows:

	2023	2022
	$	$

Current tax (recovery) expense	(187)	287
Deferred tax expense	59	—
Net income tax (recovery) expense	(128)	287

The component of deferred tax liability is summarized as follows:

	2023	2022
	$	$

Excess of accounting value of property and equipment over tax value	(59)	—
Deferred tax liability	(59)	—

Deferred tax assets are recognized for tax loss carry-forwards and unused tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company has not recognized deferred tax assets that can be carried forward against future taxable income.

Permanent differences are primarily comprised of non-refundable tax credits and deductible finance fees not recorded in the consolidated statements of loss and comprehensive loss, offset by non-deductible share-based compensation and accretion expense.

The Company has non-capital loss carry-forwards of approximately $138,342 as at December 31, 2023 that expire in varying amounts from 2028 to 2043.

The Company has SR&ED expenditures of approximately $16,475 as at December 31, 2023, which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has approximately $3,544 of federal and provincial tax credits that are available to be applied against federal and provincial taxes otherwise payable in future years and that expire in varying amounts from 2028 to 2043.

17     Loss per share

The following table shows the calculation of basic and diluted loss per share:

	2023	2022

Net loss for the year	$28,569	$28,669
Weighted average number of common shares	21,182,558	20,829,861
Basic and diluted loss per share	$1.35	$1.38

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs, DSUs and warrants. Of the 1,474,809 (2022 – 1,511,773) share options, 493,396 (2022 – 443,681) RSUs, 75,000 (2022 – 60,000) DSUs and nil (2022 – 772,270) warrants not included in the calculation of diluted loss per share for the year ended December 31, 2023, 1,218,581 (2022 – 1,771,243) were exercisable.

(18)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

18     Financial assets and liabilities

Classification of financial instruments

	2023
			Financial
	Fair value	Financial	liabilities
	through	assets at	at
	profit or	amortized	amortized
	loss	cost	cost
	$	$	$

Cash	—	26,213	—
Trade and other receivables	—	7,288	—
Accounts payable and accrued liabilities	—	—	3,282
Lease liabilities	—	—	837
Long-term debt	—	—	7,104
	—	33,501	11,223

	2022
			Financial
	Fair value	Financial	liabilities
	through	assets at	at
	profit or	amortized	amortized
	loss	cost	cost
	$	$	$

Cash	—	46,517	—
Trade and other receivables	—	6,344	—
Accounts payable and accrued liabilities	—	—	2,033
Lease liabilities	—	—	1,056
Derivative financial instrument	563	—	—
Long-term debt	—	—	7,174
	563	52,861	10,263

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company is exposed to credit risk on its cash and trade and other receivable balances. The Company’s cash management policies include ensuring cash is deposited in Canadian chartered banks.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. On that basis, the loss allowance as at December 31, 2022 was nominal as the Company only transacts with hospitals and private clinics and has not incurred a sustained trend of any credit losses since revenue began.

At December 31, 2023, the expected loss rates are based on comparable company payment profiles of sales over a period of 36 months before December 31, 2023 or January 1, 2023 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current information on macroeconomic factors affecting the ability of the customers to settle the receivables.

(19)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The loss allowance as at December 31, 2023 for trade receivables is as follows:

	2023
	Current	0–30 days	31-60 days	61-90 days	90+ days	Total

Expected loss rate	0.84%	1.42%	1.35%	2.46%	3.62%
Gross carrying amount	6,497	—	93	—	555	7,145
Loss allowance	55	—	1	—	20	76

The loss allowance for trade receivables as at December 31 reconciled to the opening loss allowances as follows:

2023
$

Opening loss allowance January 1	—
Increase in loss allowance recognized in loss during the year	76
Closing loss allowance at December 31	76

Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure to make contractual payments for a period of greater than 180 days past due.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, including interest rate risk and foreign currency risk.

●	Interest rate price risk

Interest rate price risk is the risk the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to such fluctuations relating to cash, as it is held in a high interest account which bears interest at a floating rate and long-term debt, as it bears interest at a floating rate.

If interest rates had been 1% higher on the average cash balance, with all other variables held constant, loss before income taxes would have been $235 lower for the year ended December 31, 2023 (2022 - $376). If interest rates had been 1% higher on the average long-term debt balance, with all other variables held constant, loss before income taxes would have been $71 higher for the year ended December 31, 2023 (2022 – $72).

●	Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

(20)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk, primarily the US dollar and Euro. Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency. The risk is measured through a forecast of highly probable US dollar and Euro expenditures. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

	2023
	US		Canadian	Chinese
	dollars	Euro	dollars	renminbi	Total
	$	$	$	$	$

Cash	19,599	615	5,931	68	26,213
Trade and other receivables	5,211	1,935	142	—	7,288
Accounts payable and accrued liabilities	(628)	(452)	(2,186)	(16)	(3,282)
Lease liabilities	—	—	(837)	—	(837)
Long-term debt	—	—	(7,104)	—	(7,104)

	2022
	US		Canadian	Chinese
	dollars	Euro	dollars	renminbi	Total
	$	$	$	$	$

Cash	32,897	365	13,214	41	46,517
Trade and other receivables	1,118	1,074	4,152	—	6,344
Accounts payable and accrued liabilities	(288)	(521)	(1,208)	(16)	(2,033)
Derivative financial instrument	—	—	(563)	—	(563)
Lease liabilities	—	—	(1,056)	—	(1,056)
Long-term debt	—	—	(7,174)	—	(7,174)

As at December 31, 2023, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $95 (2022 – $415) higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities.

	2023
		Future		Between
	Carrying	cash	Less than	1 year and
	amount	flows	1 year	5 years
	$	$	$	$

Accounts payable and accrued liabilities	3,282	3,282	3,282	—
Lease liabilities	837	904	298	606
Long-term debt	7,104	8,703	2,677	6,026
	11,223	12,889	6,257	6,632

	2022
		Future		Between
	Carrying	cash	Less than	1 year and
	amount	flows	1 year	5 years
	$	$	$	$

Accounts payable and accrued liabilities	2,033	2,033	2,033	—
Lease liabilities	1,056	1,174	291	883
Long-term debt	7,174	9,324	1,134	8,190
	10,263	12,531	3,458	9,073

Fair value

The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

19     Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	2023	2022
	$	$

Salaries and employee benefits	1,526	2,054
Directors’ fees	294	296
Share-based compensation	2,983	2,272
	4,803	4,622

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

20     Commitments and contingencies

All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification is not explicitly defined, but is limited to events for the period during which the indemnified party served as a director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

The Company has also indemnified certain lenders and underwriters in relation to certain debt and equity offerings and their respective affiliates and directors, officers, employees, shareholders, partners, advisers and agents and each other person, if any, controlling any of the underwriters or lenders or their affiliates against certain liabilities.

21     Capital management

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes its share capital, deficit and long-term debt in the definition of capital.

A summary of the Company’s capital structure is as follows:

	2023	2022
	$	$

Common shares	217,393	205,825
Deficit	(217,931)	(189,362)
Long-term debt	7,104	7,174
	6,566	23,637

22     Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

For the year ended December 31, 2023:

	Canada	USA	Germany	Total
	$	$	$	$

Revenue
Recurring - non-capital	230	5,126	1,450	6,806
Capital equipment	—	—	393	393
	230	5,126	1,843	7,199

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2023

In USD (000s)

For the year ended December 31, 2022:

	Canada	USA	Germany	Total
	$	$	$	$

Revenue
Recurring - non-capital	504	3,177	996	4,677
Capital equipment	986	218	800	2,004
	1,490	3,395	1,796	6,681

Other financial information by segment as at December 31, 2023:

	Canada	USA	Germany	China	Finland	Total
	$	$	$	$	$	$

Total assets	34,257	4,067	1,952	82	3,553	43,911
Intangible assets	490	—	—	—	—	490
Property and equipment	158	751	—	—	—	909
Right-of-use assets	616	—	—	—	—	616
Amortization of intangible assets	202	—	—	—	—	202
Depreciation of property and equipment	57	670	—	—	—	727
Depreciation of right-of-use assets	217	—	—	—	—	217

Other financial information by segment as at December 31, 2022:

	Canada	USA	Germany	China	Finland	Total
	$	$	$	$	$	$

Total assets	57,694	3,010	1,288	56	2,373	64,421
Intangible assets	680	—	—	—	—	680
Property and equipment	212	687	—	—	—	899
Right-of-use assets	818	—	—	—	—	818
Amortization of intangible assets	704	—	—	—	—	704
Depreciation of property and equipment	59	613	—	—	—	672
Depreciation of right-of-use assets	219	—	—	9	—	228

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